

Mail Stop 3720

February 10, 2009

VIA U.S. MAIL AND FAX (415) 645-4124

Mr. Kevin J. Yeaman
Chief Financial Officer
Dolby Laboratories Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

> **RE: Dolby Laboratories Inc.**
> **Form 10-K for the Fiscal Year Ended September 26, 2008**
> **Filed November 21, 2008**
> **File No. 1-32431**

Dear Mr. Yeaman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 26, 2008

Goodwill, page 47

1. It is unclear from your disclosure how market capitalization is used in the valuation of each of your reporting units along with the income approach. As appropriate, separately describe each of the valuation approaches used, including
    - If and how you weight each of the methods under the income and market approach, including your basis for that weighting
    - What critical quantitative factors were used in each valuation method and their sensitivity to change in the near term

- How you bridged any discrepancy in fair value derived under various approaches.
- Whether estimated cash flows under the income approach are consistent with the most recent budgets and plans approved by management
- Whether your valuation under a market approach accounted for a control premium and your basis for measurement or adjustment
- How you considered estimates and expectations that marketplace participants would use in their estimates of fair value
- How you considered the effect of recent business trends and uncertainties in your estimates

Product Sales, pages 49, 53
Product Sales Gross Margin, pages 50, 53

2. It appears that you have certain contractual obligations arising from a collaboration agreement with Walt Disney Pictures and Television under which you deployed digital cinema servers in selected theatres throughout the U.S. Tell us whether the agreement is a collaborative arrangement within the scope of EITF 07-1. As appropriate, please provide the disclosures required in paragraph 21 thereunder in a note to the financial statements.

6. Income Taxes, page 84

3. Tell us and explain the nature of the foreign source pre-tax loss of $7.9 million in 2008 arising from international revenues of $425 million (as set forth on page 88). Additionally, tell us why foreign source pretax income decreased from $8.3 million to $2.1 million at 2006 and 2007, respectively. Please provide this information in your MD&A.

9. Segment and Geographic Information, page 88

4. Tell us if your reorganization impacted the composition of one or more reporting units and their respective assignment of goodwill. Refer to paragraph 36 of SFAS 142.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3351 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director